大華銀行
UNITED OVERSEAS BANK

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 65339898 **Fax** (65) 65342334
www.uobgroup.com

Our ref: ANN2002'03/UOB2003/UOB-A27/sc

18 December 2003

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

04 JAN -7 AM 7:21

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF A SUBSIDIARY COMPANY

04012150

Dear Sir

We enclose a copy of our Announcement dated 18 December 2003 in regard to the above matter for your information.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

dlw 1/16

UNITED OVERSEAS BANK LIMITED
(Incorporated in the Republic of Singapore)

Increase in Issued and Paid-Up Share Capital Of a Subsidiary Company

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ANNOUNCEMENT

Singapore, 18 December, 2003 - United Overseas Bank Limited ("the Bank") wishes to announce that it has subscribed for an additional 850,000 ordinary shares of $1.00 each in UOB Capital Management Pte Ltd ("UOBCM"), a wholly-owned subsidiary of the Bank, for a total cash consideration of $850,000. Prior to the subscription, the Bank held 29,700,000 ordinary shares of $1.00 each, fully paid, in UOBCM.

The issued and paid-up capital of UOBCM after the increase is S$30,550,000. To accommodate the increase in issued share capital, the authorised capital of UOBCM was increased from S$30 million to S$32 million.

Chan

Mrs Vivien Chan
Company Secretary